Suzanne Sawochka Hooper

(650) 843-5180

hooperss@cooley.com

August 12, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Jennifer Riegel

Re:	Sunesis Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed on July 19, 2010
File No. 333-168191

Ladies and Gentlemen:

On behalf of Sunesis Pharmaceuticals, Inc. (the “Company”), we are responding to a comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated July 27, 2010 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We have incorporated the text of the Staff’s comment from the Comment Letter into this letter (in italics) for your convenience.

1.	Please provide us with a detailed analysis that supports your conclusion that this offering should be considered a secondary offering that is eligible to be made under Rule 415(a)(1)(i) rather than a primary offering. In your analysis, please address the following among any other relevant factors:

•	how long the selling stockholders have held the shares,

•	the circumstances under which the selling stockholders received the shares,

•	each selling stockholder’s relationship to the issuer,

•	the amount of shares involved,

•	whether the selling stockholders are in the business of underwriting securities, and

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U.S. Securities and Exchange Commission

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•	whether under all the circumstances it appears that the selling stockholders are acting as a conduit for the Company.

Please also include in this analysis your basis for determining that each selling stockholder is not an underwriter. Alternatively, please name the selling stockholders as underwriters and register the offering on a registration statement for which you are eligible to conduct a primary offering. If you are not eligible to use Form S-3 for an offering of this size, please withdraw your Form S-3, file a registration statement on Form S-1 and establish a fixed price for the offering. See Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and the selling stockholders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

I.	Background

In December 2008, the Company’s management and Board of Directors (the “Board”) recognized the need for additional working capital to continue to operate as a going concern and fund required additional clinical trials of voreloxin, the Company’s lead product candidate. Accordingly, in early 2009, the Company engaged an investment bank (the “Placement Agent”) to help it identify different financing alternatives. Based on the Company’s stock price and trading volume, the general volatility in and state of the capital markets for similarly situated companies and the Company’s need to obtain substantial working capital in a timely manner, the Placement Agent and the Company’s management and Board agreed that a private placement of securities targeting private venture capital investors and other institutional investors had the best likelihood of success.

On March 31, 2009, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with 12 separate accredited investors (18 investors in total, including affiliated entities), including three members of the Company’s senior management (collectively, the “Investors”), providing for a private placement of Company securities of up to $43.5 million (the “Private Placement”). The Investors in the Private Placement consisted primarily of established venture capital investors, with affiliates of Bay City Capital and New Enterprise Associates serving as lead investors, together with Alta Partners, a venture capital investor who had been a minority stockholder of the Company since March 2006.

The Private Placement contemplated the sale of up to $15.0 million of units, with each unit consisting of Series A Preferred Stock and a warrant to purchase Common Stock (the “Units”) in two closings. The remaining third tranche of the Private Placement provided for the sale of $28.5 million of the Company’s common stock (the “Common Stock”) in a common equity closing. The Board, including the disinterested members of the Board (constituting more than a majority of the members of the Board), unanimously approved the Private Placement and the

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U.S. Securities and Exchange Commission

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transactions contemplated thereby. In light of the amount of capital that the Company needed to raise compared to its then market capitalization, and the allocation of the necessary funds among the investor group, the Company was required to solicit stockholder approval of the proposed private placement pursuant to the Listing Rules of The NASDAQ Stock Market, LLC (“NASDAQ”).

$10.0 million of Units were sold in the initial closing of the Private Placement completed on April 3, 2009. The remaining tranches for $5.0 million of Units and $28.5 million of Common Stock were subject to the Company’s satisfaction of certain conditions, including approval of the terms of such tranches by the Company’s stockholders in order to comply with the NASDAQ Listing Rules. The Company obtained stockholder approval of the terms of the second and third tranches of the Private Placement at its 2009 Annual Meeting of Stockholders held on June 18, 2009, and the applicable conditions to the closings of the second and third tranches were later satisfied or waived. The remaining $5.0 million of Units were sold in a second closing completed on October 30, 2009 and the third tranche of $28.5 million of Common Stock was sold in the common equity closing completed on June 30, 2010.

Upon completion of the common equity closing, each share of Series A preferred stock outstanding immediately prior to the common equity closing automatically converted into 10 shares of Common Stock in accordance with the terms of the Company’s certificate of designation of the Series A preferred stock. As a result, the Company issued 43,478,120 shares of Common Stock upon conversion of the Series A preferred stock on June 30, 2010, in addition to the shares of Common Stock issued in the common equity closing.

The securities issued pursuant to the Private Placement were issued in accordance with the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. According to information provided to the Company by the Investors, each of the Investors is either an institutional investor specializing in investments in small capitalization public companies or other high growth businesses or an individual accredited investor with experience making such investments. In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase securities in the Private Placement.

On July 19, 2010, the Company filed the Registration Statement with the Commission seeking to register an aggregate of 175,847,950 shares of Common Stock, representing the total number of shares of Common Stock issued, and issuable upon exercise of the outstanding warrants issued in connection with the Private Placement, then held by the Investors. The Company was required to register the resale of the securities sold in the Private Placement with the Commission pursuant to the terms of the investor rights agreement, dated April 3, 2009, by and between the Company and the Investors (the “Rights Agreement”).

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II.	The Offering to be Registered Pursuant to the Registration Statement is a Valid Secondary Offering

A.	Rule 415 analysis

In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction.

The Staff has previously recognized the complexity in determining whether a purported secondary offering under Rule 415 is in fact a primary offering, and has set forth a detailed analysis of the relevant factors that should be examined in its Compliance and Disclosure Interpretations. Interpretation 214.02 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.” The Company respectfully submits that, based on a proper consideration of the overall terms and timing of the Registration Statement relative to the various closings of the Private Placement and all of the other relevant factors, the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issued and issuable upon exercise of securities issued in the Private Placement can be registered for resale on behalf of the Investors pursuant to Rule 415.

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August 12, 2010

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B.	Overview

In contrast to a private placement to public hedge fund investors that is priced and committed or completed and a resale registration statement is filed with the Commission shortly thereafter (i.e., a typical PIPE transaction), the securities issued in the Private Placement were primarily sold to established venture capital investors who regularly make long-term, at-risk investments in high-growth life science companies. The Private Placement was a highly structured transaction, the terms of which were contractually agreed to over 15 months prior to the filing date of the Registration Statement. Moreover, under the terms of the Purchase Agreement, whether or not the second and third closings of the Private Placement were consummated was not controlled by the Company, but was subject to the election of the Investors having a majority-in-interest of the securities sold in the Private Placement to make such investments, which namely consisted of Bay City Capital, New Enterprise Associates and Alta Partners (collectively, the “Majority Purchasers”). We believe that this control by the largest selling stockholders, not the Company, demonstrates that the selling stockholders are not actually underwriters of a public offering on behalf of the Company.

Further, although the contractually agreed upon purchase price for the Common Stock in the third closing represented an approximately 51% discount to the closing price of the Common Stock on the date immediately prior to the Majority Purchasers’ election to fund the third closing, the Majority Purchasers considered their election to invest an additional $28.5 million in the Company deliberately based on their assessment of and continued diligence on the prospects of the Company and its lead product candidate, voreloxin. It stands to reason that the timing of the planned Phase 3 trial of voreloxin and achievement of other clinical milestones contemplated by the Private Placement would require a long-term investment in the Company by the Investors in order to maximize their return on their investment. Moreover, the thin trading volume of the Common Stock relative to the size of the Investors’ holdings in the Company and the status of the Majority Purchasers as affiliates of the Company makes it doubtful that the Investors made such a large investment in the Company with a view to make a short term disposition of their stock for profit. Accordingly, we believe that at least a large percentage of the Common Stock sold in the third closing was issued to Investors who anticipated a long-term investment in the Company, and all of the Common Stock issued upon conversion of securities issued to the Investors in the first and second closings of the Private Placement were issued more than eight and 15 months prior to the filing of the Registration Statement (and thus clearly not part of a public offering on behalf of the Company).

Each of the relevant factors listed in the Interpretation and addressed in the Comment Letter is discussed below in the context of the Private Placement.

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C.	How long the selling stockholders have held the shares

As noted above, the Company respectfully submits that the Company and the Investors agreed to the terms of the Private Placement upon execution of the Purchase Agreement on March 31, 2009, which was more than 15 months prior to the filing of the Registration Statement. The shares of Common Stock subject to the Registration Statement were ultimately issued in three closings as summarized below:

•

45,627,995 shares of Common Stock (including 28,370,005 shares issued upon conversion of the Series A preferred stock and 17,257,990 shares issuable upon exercise of warrants) issued in connection with the initial closing of the Private Placement completed on April 3, 2009, which had been held by the Investors for over 15 months prior to the filing of the Registration Statement;

•

26,583,607 shares of Common Stock (including 16,288,807 shares issued upon conversion of the Series A preferred stock and 10,294,800 shares issuable upon exercise of warrants) issued in connection with the second closing of the Private Placement completed on October 30, 2009, which had been held by the Investors for over eight months prior to the filing of the Registration Statement; and

•

103,636,348 shares of Common Stock issued in the third closing of the Private Placement completed on June 30, 2010, which had been held by the Investors for at least 20 days prior to the filing of the Registration Statement.

According to the data reported by NASDAQ on its website, the three-month average daily trading volume of the Common Stock as of August 11, 2010 was approximately 2,139,136 shares. Given the limited trading volume in the Company’s shares, the Company respectfully submits that it is highly likely that the selling stockholders would practically be required to continue to hold their shares of Common Stock for an extended period of time following registration of all of the shares of Common Stock issued or issuable in the Private Placement for resale on behalf of the Investors pursuant to Rule 415.

Further, the Majority Purchasers are not in the business of buying and selling securities, rather they are in the business of making long-term investments in and adding value to companies like the Company. To that end, none of the Majority Purchasers has sold any of the Common Stock purchased in connection with the Private Placement to date, nor have they entered into any hedging or other derivative transaction with respect to such shares.1 That none of the Majority Purchasers has sold any of its Common Stock from the Private Placement is not surprising. Venture capital firms generally make investments with the expectation of substantial growth in equity value before disposition of the underlying securities.2 An industry guide to PIPEs explains the involvement of venture capital firms in PIPE transactions as follows:

“The focus of many venture capitalists has been to take speculative positions in early-stage companies with the anticipation that providing capital and business expertise will result in a successful investment. Venture capitalists frequently look for situations in which a company might benefit not only from capital but also from value-added services such as management capabilities or domain experience. Although this formula has in many cases resulted in generous returns for fund investors, depressed public market prices can make PIPEs an attractive alternative for the opportunistic venture investor. Many venture capitalists are drawn to companies that went public too soon or to those they have an existing investment relationship with.”3

[1]	This statement is based on filings under Section 16 of the Exchange Act as of the date hereof.
[2]	Jack S. Levin, Structuring Venture Capital, Private Equity, and Entrepreneurial Transactions 1-3 (Martin D. Ginsburg, Donald E. Rocap and Russell S. Light eds., 2010).
[3]	PIPEs A guide to Private Investments in Public Equity p. 69 (Steven Dresener and E. Kurt Kim eds., 2006).

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The investment by the Majority Purchasers, as well as the other venture capital investors, in the Private Placement is consistent with the above description of the behavior of venture capital firms, as well as their express strategies of long-term investment discussed in more detail in Section II.E below, and is incompatible with the behavior of underwriters who are looking for short term profits. Venture capital firms, unlike underwriters, typically seek to make investments in companies that are intended to be held for three to seven years or longer.4

D.	The circumstances under which the selling stockholders received the shares

As described Section II.B above, the securities covered by the Registration Statement became issuable in a bona fide private placement that was subject to a Purchase Agreement entered into over 15 months preceding the filing of the Registration Statement and that complied in all respects with Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Moreover, the terms of the Private Placement contained no discounts to the market price of the Common Stock on the date the Purchase Agreement was entered into by and between the Company and the Investors. If the Investors had purchased the securities covered by the Registration Statement with a view toward distribution, they likely would have required a discount to the then market price of the Common Stock when the terms of the Private Placement were agreed upon by the parties as is typical in a PIPE transaction.

The terms of the Private Placement included traditional registration rights which are set forth in the Rights Agreement. Such rights are standard in connection with comparable offerings, and there is nothing about the registration rights themselves that establishes any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. The Investors desire to have their securities from the Private Placement covered by the Registration Statement is not indicative of a desire to sell, distribute or flip the stock, nor is it indicia of a primary offering. The Investors negotiated for the registration rights set forth in the Rights Agreement because the venture capital investors required liquid securities in order to be able to assess and place a value on the securities that they purchased in the Private Placement.5

Without registration rights, the securities held by the Investors, particularly those held by the Majority Purchasers and other venture capital investors, are viewed as being illiquid even though a portion can be sold in any three-month period under Rule 144. In the current economic

[4]	Jack S. Levin, Structuring Venture Capital, Private Equity, and Entrepreneurial Transactions 1-3 (Martin D. Ginsburg, Donald E. Rocap and Russell S. Light eds., 2010).
[5]

It is commonplace for purchasers of privately placed securities such as the Majority Purchasers to require registration rights as part of a private placement. See e.g., Charles J. Johnson, Jr. and Joseph McLaughlin, Corporate Finance and the Securities Laws Fourth Edition, 2009 Supplement Section 7.10[C]. Aspen Publishers, 2006.

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environment, venture capitalists are under pressure to structure their investments so that their value is more quantifiable and predictable.6 Thus, a freely tradable market value is preferable to a discount from unregistered stock. The potential diminution in value of holding unregistered securities relative to holding publicly tradable shares of Common Stock explains why, during the negotiations that preceded the Private Placement, the venture capitalists negotiated for registration rights pursuant to the Rights Agreement.

Moreover, the Investors negotiated for and received preemptive rights so that they would have the opportunity to increase their ownership in the Company’s securities under certain circumstances and agreed that no liquidated damages would be payable for any delays in registration of the securities purchased as part of the Private Placement, which is often the case in typical PIPE transactions where short-term liquidity is a priority.

No other financing term of the Private Placement in any way suggests that either the Company or the Investors contemplated a quick resale of the Common Stock sold in the Private Placement or sought to facilitate any such purpose. In fact, the Investors assumed significant market risk with respect to their investment in the Company by agreeing under the Rights Agreement to have their registration rights forestalled until an uncertain date in the future, which proved to be more than 15 months after the Investors’ original investment in the Company.

The occasion for the sale of the securities in the Private Placement was an immediate and bona fide need on the part of the Company for additional funding to continue as a going concern and fund a Phase 3 trial of voreloxin and related clinical development efforts. In light of the limited options available to the Company under then prevailing market conditions in spring 2009, the Company consulted with the Placement Agent with respect to the best means to facilitate raising capital. The Placement Agent supported the Company’s belief that a structured private placement, not a public offering, represented the most feasible financing transaction for the Company.

None of the Investors could reasonably have expected that the Company would complete a Phase 3 trial or complete any of its other clinical milestones to be funded by the proceeds of the Private Placement in a timeline that the Investors could realize a profit by selling a stock that had realized an appreciable gain in the short term.

Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the securities in the Private Placement that indicates that the transaction was anything other than what is appears to be – a bona fide private placement of securities with sophisticated institutional or accredited investors designed to meet the Company’s legitimate and both immediate and longer-term funding requirements.

[6]	Robert J. Haft and Michele H. Hudson. Thompson Venture Capital and Small Business Financings Vol 2. Section 6:2. Thomson/West, 2005.

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E.	Each selling stockholder’s relationship to the issuer

As disclosed in the section entitled “Selling Stockholders” beginning on page 19 of the Registration Statement, other than the three members of the Company’s senior management who made nominal investments in the Private Placement, only two of the other Investors, namely entities affiliated with Bay City Capital, Alta Partners and Venrock Associates, previously held shares of Common Stock in the Company. The entities affiliated with Venrock Associates had been an investor in the Company since before the Company’s initial public offering in 2005. Alta Partners initially became an investor in the Company in connection with the Company’s private placement in March 2006 and held the shares acquired in such offering until December 2009. Bay City Capital has held a nominal number of shares of Common Stock resulting from the conversion of preferred stock acquired in 1998, prior to the Company’s initial public offering. The other Investors had no relationship with the Company prior to their investment in the Private Placement.

Each of Bay City Capital, New Enterprise Associates and Alta Partners, who collectively constitute the Majority Purchasers, is an affiliate of the Company. Each of the Majority Purchasers beneficially owns more than 10% of the Common Stock as of the date hereof and has a representative serving on the Board. The Majority Purchasers collectively purchased approximately 57.5% of the securities sold in the Private Placement and collectively own 110,124,855 shares of Common Stock outstanding or issuable pursuant to warrants, which represents beneficial ownership of approximately 44.63% of the Common Stock outstanding as of June 30, 2010 (including issuable upon exercise of warrants to purchase Common Stock held by them).

Below is a brief description of each of the Majority Purchasers:

1. Bay City Capital7 is a venture capital firm that focuses on investments in the life sciences industry, funding over 85 companies since 1997. Bay City Capital’s investment philosophy is to make investments in life science companies where its operational, financial and scientific expertise can benefit company management, and works closely with its portfolio companies as true partners in their growth, creating value over the long term. Bay City Capital bases its investment decisions on thoughtful selection, comprehensive due diligence and active investment management. Dayton Misfeldt, an Investment Partner at Bay City Capital, was appointed to the Board in April 2009 pursuant to the Rights Agreement in connection with Bay City Capital’s purchase of securities in the Private Placement.

2. New Enterprise Associates8 is a venture capital firm that invests in emerging companies in the information technology, energy technology and healthcare sectors, funding over 650 companies in the past 30 years. New Enterprise Associates considers itself a long-term partner to entrepreneurs building high-growth, enduring companies and its investment philosophy is to apply its company-building expertise, vast network of resources and strong capital base to help its portfolio companies become leaders in their respective markets. Helen S. Kim, the Chief Business Officer of NGM BioPharmaceuticals, Inc., was appointed to the Board in April 2009 pursuant to the Rights Agreement in connection with New Enterprise Associates’ purchase of securities in the Private Placement.

[7]	Information on Bay City Capital derived from its website at http://www.baycitycapital.com.
[8]	Information on New Enterprise Associates derived from its website at http://nea.com.

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3. Alta Partners9 is a venture capital firm that invests in life science companies, funding over 130 companies in the industry since 1996. Alta Partners’ investment philosophy is based on being long-term investors and the belief that it is critical to be a value-added investor by actively working with portfolio company management teams to help build market-leading companies. Alta Partners has been an investor in the Company since 2006, having initially invested in the Company in connection with the Company’s private placement in March 2006. Ed Hurwitz, a Director at Alta Partners since June 2002, was appointed to the Board in April 2009 pursuant to the Rights Agreement in connection with Alta Partners’ purchase of securities in the Private Placement.

The other investors in the Private Placement included other established venture capital and institutional investors focused on investments in emerging companies in the life sciences industry, including Venrock Associates, a venture capital firm established in 1969 which has been an active, long-term investor in the Company since prior to the Company’s initial public offering in 2005.

The members of the Company’s management who participated in the Private Placement were Daniel N. Swisher, Jr., the Company’s Chief Executive Officer and President and member of the Board, Eric H. Bjerkholt, the Company’s Senior Vice President, Corporate Development and Finance, Chief Financial Officer and Corporate Secretary, and Steven B. Ketchum, Ph.D., the Company’s Senior Vice President, Research and Development. Like the Majority Purchasers, each of these members of management are affiliates of the Company. Moreover, these individuals have not sold any Common Stock since the Company went public in 2005, including the securities acquired in the Private Placement.

As indicated above, all of the Investors are institutional investors or accredited individual investors who represented that they were purchasing their securities for investment and not with a view to making a distribution.

F.	The amount of shares involved

The Registration Statement seeks to register the resale by the Investors of an aggregate of 175,847,950 shares of Common Stock issued (including through conversion of the Series A preferred stock) or issuable upon exercise of warrants issued in the Private Placement. The 72,211,602 shares of Common Stock issued upon conversion, or issuable upon exercise, of securities issued in the initial and second closings of the Private Placement that are covered by the Registration Statement represent approximately 210% of the shares of Common Stock outstanding as of immediately prior to the consummation of the Private Placement. The 103,636,348 shares of Common Stock issued in connection with the third closing of the Private Placement that are covered by the Registration Statement represent approximately 140% of the shares of Common Stock outstanding as of immediately prior to the consummation of the third closing of the Private Placement (giving effect to the conversion of the Series A preferred stock issued in the initial and second closings of the Private Placement in 2009).

[9]	Information on Alta Partners derived from its website at http://www.altapartners.com.

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The Company notes that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. In this regard, the Company acknowledges the fairly large number of shares of Common Stock covered by the Registration Statement, but respectfully submits that the number of shares is merely a mathematical result of the size of the investment, the price per share and the Company’s market capitalization, rather than an indicator of a primary public offering. Immediately prior to consummating the initial closing of the Private Placement in April 2009, the Company had 57,981,195 shares of Common Stock outstanding and the market price of the Common Stock was $0.22. On these facts, a financing transaction of any meaningful magnitude to the Company would necessarily result in a substantial number of shares of Common Stock being issued irrespective of the nature of the transaction.

The low market value of the Common Stock at the time of the initial closing of the Private Placement was due in part to prevailing negative conditions in the capital markets, but was primarily the result of the Company being a development stage company that was not yet profitable, having no meaningful source of revenue and, as a result, being unable to solicit sufficient interest from new investors. The large number of shares of Common Stock that the Company now proposes to register is not indicative of an intent to distribute by the Investors. Rather it is indicative of the depressed price of the Common Stock after the Company ceased development of all of its lead product candidates other than voreloxin, terminated related collaboration/licensing arrangements with pharmaceutical partners, was not otherwise generating product revenue and needed a near-term cash infusion to continue as a going concern.

The availability of Rule 415 depends on whether the offering is made by bona fide selling stockholders or deemed to be made by or on behalf of the issuer. Although the Company understands that the Staff has viewed remaining below certain thresholds of an issuer’s outstanding shares as presumptive evidence of a valid secondary offering (for example, one-third of the outstanding shares held by non-affiliates in registration statements relating to securities with toxic features), generally this analysis is informed by the totality of the facts and circumstances of the specific transaction, and we understand that there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering. In order for the Staff to determine that the offering is in reality being made on behalf of the issuer, the Staff must conclude that the selling shareholders are essentially seeking to effect a distribution of an issuer’s shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis since an inappropriate distribution of shares can take place regardless of the amount of shares. In fact, the Company believes that it may be easier to effect an inappropriate distribution when the number of shares involved is relatively small in relation to the shares outstanding or the trading volume. To the contrary, when investors buy a large stake in a small public company, it can be extremely difficult for them to exit the stock quickly. Therefore, the Company believes that the larger the number of shares, the harder it may be for an investor to effect a distribution, especially in the case of a small public company — like the Company.

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In addition, limiting the number of shares being registered does not effect any significant change in the circumstances of a proposed offering, the investment intent of the selling shareholders or the ability of Investors to effect a distribution if, in fact, that was their intent. In the present circumstances, the Company does not believe that the Investors looked to acquire a specific percentage of the Company and then calculated their investment amount based on a desired level of ownership. Instead, the Company believes that the Investors evaluated an investment in the Company on the basis of the business purpose for the Private Placement and the funds needed accomplish the business purpose, and whether they believed that the Company’s proposed use of proceeds was rational and likely to produce appropriate investment returns.

G.	Whether the selling stockholders are in the business of underwriting securities

The Company is advised that none of the Investors is in the business of underwriting securities and believes that none of the Investors is acting as a conduit for the Company’s securities. As described in Section II.E above, the Investors are institutional investors or accredited individual investors that buy and sell portfolio securities for their own accounts. Further, the Investors have been required to hold a substantial portion of the securities covered by the Registration Statement for a lengthy period of time prior to the Registration Statement being filed, which counters the argument that they are essentially functioning as underwriters for the Company’s securities. In fact, as previously noted, the Investors agreed under the Rights Agreement to have their registration rights forestalled until an uncertain date in the future, which proved to be more than 15 months after the Investors’ original investment in the Company.

Moreover, as noted above, the Investors negotiated for and received preemptive rights under the Rights Agreement so that they could have the option to make further investments in the Company under certain circumstances. The Investors also did not impose a liquidated damages provision that would require the payment of liquidated damages in the event registration milestones were not met in a timely manner, as may be typically required for PIPE transactions. These contractual features reflect the Investors’ intent to remain investors in the Company, which would be inconsistent behavior for an underwriter.

In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase securities in the Private Placement. The Company has no basis to believe that those representations are untrue.

H.	Whether under all the circumstances it appears that the selling stockholders are acting as a conduit for the Company

The Company respectfully submits that the facts and analysis provided above do not support a conclusion that the Investors are engaged in a distribution and are acting as conduits for the Company. In addition, none of the Investors is in the business of underwriting securities, and there is no evidence to suggest that any of the Investors are acting in concert to effect a

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

U.S. Securities and Exchange Commission

August 12, 2010

Page Thirteen

coordinated distribution of the shares of Common Stock. In these circumstances, the Company respectfully submits that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering and requests that the Staff concur that it may proceed with the effectiveness of the Registration Statement consistent with Rule 415.

Please do not hesitate to contact the undersigned at (650) 843-5180 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Suzanne Hooper
Suzanne Sawochka Hooper

cc:	Daniel N. Swisher, Jr., Sunesis Pharmaceuticals, Inc.
Eric H. Bjerkholt, Sunesis Pharmaceuticals, Inc.

872308 v5/HN

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com